

January 9, 2012

Via Email
Mr. Gary Levine
Chief Financial Officer
CSP Incorporated
43 Manning Road
Billerica, MA 01821

> **Re: CSP Incorporated**
> **Form 8-K filed January 6, 2012**
> **File No. 000-10843**

Dear Mr. Levine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Complete Interim Review

1.   You disclose that the restatement was the result of a change in accounting policy; however, you also refer to errors that led up to the restatement. Based on your disclosure it appears that the restatement resulted from the company's failure to accurately assess an accounting principle, and accordingly, is the result of errors and not a change in policy. Please amend your filing and revise your disclosures to be consistent in explaining the reason for the restatement.

2.   Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to, at a minimum, disclose an estimated range of the errors you have discovered to date, which resulted in your determination that your financial statements for the year ended September 30, 2010 and for the quarterly periods

ended December 31, 2010, March 31, 2011 and June 30, 2011 should no longer be relied upon.

3.   We note you intend to file restated financial statements. Please tell us when you will do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant